Dreyfus
U.S. Treasury
Long Term Fund

SEMIANNUAL REPORT June 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 Letter from the Chairman

3 Discussion of Fund Performance

6 Statement of Investments

8 Statement of Financial Futures

9 Statement of Assets and Liabilities

10 Statement of Operations

11 Statement of Changes in Net Assets

12 Financial Highlights

13 Notes to Financial Statements

FOR MORE INFORMATION

Back Cover



Dreyfus U.S. Treasury
Long Term Fund

The Fund

LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus U.S. Treasury Long Term Fund covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Gerald E. Thunelius.

The U.S. economy increasingly showed signs of sustainable growth during the first half of 2004, causing heightened volatility in most sectors of the U.S. bond market. When it became clearer in the spring that an unexpectedly strong job market and higher energy prices reflected renewed inflationary pressures, many fixed-income investors began to anticipate higher interest rates. In fact, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF FUND PERFORMANCE

Gerald E. Thunelius, Senior Portfolio Manager

How did Dreyfus U.S. Treasury Long Term Fund perform relative to its benchmark?

For the six-month period ended June 30, 2004, the fund achieved a total return of −4.24%.[1] In comparison, the fund's benchmark, the Merrill Lynch Governments, U.S. Treasury, Long-Term (10 Years and Over) Index, achieved a total return of −0.16% for the same period.[2]

Although prices of long-term U.S. Treasury securities ended the reporting period little changed from where they began, fixed–income markets were volatile as investors anticipated higher interest rates in a strengthening economy. The fund produced a lower return than that of its benchmark, primarily because of disappointing results from our yield curve and duration management strategies during the first quarter of 2004.

What is the fund's investment approach?

The fund seeks to maximize total return, consisting of capital appreciation and current income. As a U.S. Treasury securities fund, the fund invests in U.S. Treasury bills, notes, bonds and other securities that are issued or guaranteed by the U.S. government and its agencies or instrumentalities. The fund may also invest in options and futures and enter into repurchase agreements with securities dealers that are backed by U.S. Treasuries.

Since U.S. Treasury bills, notes and bonds are backed by the full faith and credit of the U.S. government, they are generally considered among the highest-quality investments available. By investing in these obligations, the fund seeks to maintain a high degree of credit safety. Of course, the market value of the fund's securities and the value of fund shares are not insured or guaranteed by the U.S. government. The fund generally maintains a dollar-weighted average maturity that exceeds 10 years, which can result in significant risk of principal decline, if interest rates rise sharply.

What other factors influenced the fund's performance?

The U.S. economy had already begun to improve at the beginning of 2004, with strength evident in both consumer and corporate spending. However, inflationary pressures appeared to remain low, and the Federal Reserve Board (the "Fed") kept interest rates at a 46-year low of 1%.

While U.S. Treasury securities generally rallied during the first quarter of 2004, the market experienced heightened volatility as investors reacted to each new release of economic data, looking for signs that renewed inflationary pressures might cause the Fed to change course from the accommodative monetary policy that had been in place for approximately three years. In April and May, evidence of mounting inflationary pressures finally appeared when new data showed that an unexpectedly high number of new jobs had been created in the recovering economy. In addition, sharply higher energy prices contributed to investors' growing concerns that the Fed was likely to raise short-term interest rates sooner than many previously had expected. As a result, prices of U.S. Treasury securities began to fall, erasing their earlier gains.

Because it seemed to us in January that the Fed was likely to begin raising interest rates in a strengthening economy, we adopted an investment posture reflecting our view that short-term interest rates would rise relative to long-term yields, and yield differences among bonds of various maturities probably would narrow. In addition, we substantially reduced the fund's holdings of Treasury Inflation Protected Securities ("TIPS"), which appeared to us to be overvalued. In hindsight, the timing of these strategies proved to be too early. Instead of narrowing as we had expected, yield differences widened during the first quarter of the year, contributing to the fund's lagging performance relative to its benchmark. In addition, TIPS continued to gain value, and the fund's performance also was hindered by its relatively short average duration compared to the benchmark, which prevented us from locking in incrementally higher yields as interest rates continued to fall.

On June 30, 2004, the last day of the reporting period, the Fed raised its target for the overnight federal funds rate by 25 basis points to 1.25%. Because this move was widely expected, the market already reflected the increase by the time it was formally implemented. Indeed, yield spreads narrowed in May and June as investors anticipated higher interest rates, but by the end of the reporting period it was not enough to offset the fund's earlier lagging returns.

What is the fund's current strategy?

Most analysts believe, and we tend to agree, that the Fed's June rate hike is probably the first in a series of gradual moves designed to forestall potential inflationary pressures. With this in mind, we continue to position the fund in expectation that short-term rates will rise relative to long-term rates, and that the U.S Treasury yield curve will flatten Over the nearer term, however, it appears to us that the bond market may have "gotten ahead of itself" by pricing in a more aggressive shift in monetary policy than the Fed actually intends or that economic conditions ultimately may warrant. Accordingly, we have attempted to manage risks more effectively by maintaining the fund's average duration in a range we consider neutral.

July 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC.— Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch Governments, U.S. Treasury, Long-Term (10 Years and Over) Index is an unmanaged performance benchmark for Treasury securities with maturities of 10 years and over; issues in the Index must have par amounts outstanding greater than or equal to $1 billion.*

STATEMENT OF INVESTMENTS

June 30, 2004 (Unaudited)

Bonds and Notes−90.3%	Principal Amount ($)	Value ($)
U.S. Government Agencies−11.2%		
Federal Home Loan Banks,		
Bonds, 5.25%, 6/18/2014	2,500,000	2,511,478
Federal Home Loan Mortgage Corp.:		
Notes, 4.5%, 1/15/2014	2,500,000	2,380,440
Notes, 7%, 3/15/2010	1,851,000	2,087,798
Federal National Mortgage Association,		
Notes, 4.125%, 4/15/2014	2,500,000	2,303,628
		9,283,344
U.S. Treasury Bonds−66.1%		
5.25%, 2/15/2029	9,215,000 [a]	9,037,888
5.5%, 8/15/2028	4,115,000	4,170,100
6%, 2/15/2026	2,200,000	2,371,270
6.125%, 11/15/2027	3,500,000 [b]	3,836,455
7.25%, 5/15/2016	2,800,000	3,385,900
7.25%, 8/15/2022	3,500,000	4,289,670
7.625%, 2/15/2025	11,200,000	14,375,760
8%, 11/15/2021	3,700,000	4,850,737
9.125%, 5/15/2018	5,900,000	8,284,426
11.75%, 11/15/2014	300,000	412,146
		55,014,352
U.S. Treasury Inflation Protection Securities−10.0%		
3.375%, 4/15/2032	3,745,824 [c]	4,566,283
Coupon Strips:		
0%, 10/15/2028	300,000 [c,d]	306,962
0%, 4/15/2029	300,000 [c,d]	306,887
Principal Strips,		
0%, 4/15/2029	5,000,000 [c]	3,141,753
		8,321,885
U.S. Treasury Notes−3.0%		
1.625%, 1/31/2005	2,500,000	**2,499,318**
Total Bonds And Notes		
(cost $75,529,050)		**75,118,899**

Options−.0%	Face Amount Covered by Contracts ($)	Value ($)
Put Options;		
U.S. Treasury Note, 2.5%, 5/31/2006		
September 2004 @ $99.39		
(cost $5,316)	840,000	**2,888**

Other Investments—5.7%	Shares	Value ($)
Registered Investment Companies:		
Dreyfus Institutional Cash Advantage Fund	1,581,334 [e]	1,581,334
Dreyfus Institutional Cash Advantage Plus Fund	1,581,333 [e]	1,581,333
Dreyfus Institutional Preferred Plus Money Market Fund	1,581,333 [e]	1,581,333
Total Other Investments (cost $4,744,000)		**4,744,000**

Investment of Cash Collateral for Securities Loaned—.1%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $56,993)	56,993 [e]	**56,993**

Total Investments (cost $80,335,359)	**96.1%**	**79,922,780**
Cash and Receivables (net)	**3.9%**	**3,282,779**
Net Assets	**100.0%**	**83,205,559**

[a] Partially held by a broker as collateral for open financial futures position.

[b] A portion of this security is on loan. At June 30, 2004, the total market value of the fund's security on loan is $55,903 and the total market value of the collateral held by the fund is $56,993.

[c] Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

[d] Notional face amount shown.

[e] Investments in affiliated money market mutual funds.

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

June 30, 2004 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 6/30/2004 ($)
Financial Futures Long				
U.S. Treasury 10 Year Notes	63	6,887,672	September 2004	**29,531**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $55,903)–Note 1(b):		
Unaffiliated issuers	75,534,366	75,121,787
Affiliated issuers	4,800,993	4,800,993
Cash		2,431,954
Interest receivable		1,076,256
Receivable for shares of Beneficial Interest subscribed		12,132
Prepaid expenses		6,710
		83,449,832
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		30,089
Payable for shares of Beneficial Interest redeemed		91,605
Liability for securities on loan–Note 1(b)		56,993
Payable for futures variation margin–Note 4		23,991
Accrued expenses		41,595
		244,273
Net Assets ($)		**83,205,559**
Composition of Net Assets ($):		
Paid-in capital		95,742,373
Accumulated distributions in excess of investment income–net		(391,516)
Accumulated net realized gain (loss) on investments		(11,762,250)
Accumulated net unrealized appreciation (depreciation) on investments (including $29,531 net unrealized appreciation on financial futures)		(383,048)
Net Assets ($)		**83,205,559**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		5,468,684
Net Asset Value, offering and redemption price per share ($)		**15.21**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004 (Unaudited)

Investment Income ($):	
Income:	
Interest	1,886,285
Dividends:	
Affiliated issuers	23,731
Income from securities lending	16,018
Total Income	**1,926,034**
Expenses:	
Management fee–Note 3(a)	276,775
Shareholder servicing costs–Note 3(b)	100,078
Professional fees	19,947
Trustees' fees and expenses–Note 3(c)	10,505
Registration fees	8,810
Custodian fees–Note 3(b)	6,811
Prospectus and shareholders' reports	5,625
Loan commitment fees–Note 2	292
Miscellaneous	2,561
Total Expenses	**431,404**
Less–reduction in management fee due to undertaking–Note 3(a)	(118,862)
Net Expenses	**312,542**
Investment Income–Net	**1,613,492**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	492,963
Net realized gain (loss) on financial futures	(4,727,110)
Net Realized Gain (Loss)	**(4,234,147)**
Net unrealized appreciation (depreciation) on investments (including $93,113 net unrealized appreciation on financial futures)	(1,354,236)
Net Realized and Unrealized Gain (Loss) on Investments	**(5,588,383)**
Net (Decrease) in Net Assets Resulting from Operations	**(3,974,891)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):		
Investment income–net	1,613,492	2,476,267
Net realized gain (loss) on investments	(4,234,147)	4,228,511
Net unrealized appreciation (depreciation) on investments	(1,354,236)	(2,224,028)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(3,974,891)**	**4,480,750**
Dividends to Shareholders from ($):		
Investment income–net	**(2,044,605)**	**(4,101,146)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	8,108,920	32,721,914
Dividends reinvested	1,426,425	2,815,004
Cost of shares redeemed	(20,635,790)	(37,373,337)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(11,100,445)**	**(1,836,419)**
Total Increase (Decrease) in Net Assets	**(17,119,941)**	**(1,456,815)**
Net Assets ($):		
Beginning of Period	100,325,500	101,782,315
End of Period	**83,205,559**	**100,325,500**
Undistributed (distributions in excess of) investment income–net	(391,516)	39,597
Capital Share Transactions (Shares):		
Shares sold	513,088	2,003,309
Shares issued for dividends reinvested	91,342	171,424
Shares redeemed	(1,312,751)	(2,289,269)
Net Increase (Decrease) in Shares Outstanding	**(708,321)**	**(114,536)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001[a]	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	16.24	16.18	15.20	15.60	14.01	16.11
Investment Operations:						
Investment income—net	.27[b]	.40[b]	.56[b]	.68[b]	.82	.82
Net realized and unrealized gain (loss) on investments	(.95)	.32	1.14	(.29)	1.59	(2.10)
Total from Investment Operations	(.68)	.72	1.70	.39	2.41	(1.28)
Distributions:						
Dividends from investment income—net	(.35)	(.66)	(.72)	(.79)	(.82)	(.82)
Net asset value, end of period	15.21	16.24	16.18	15.20	15.60	14.01
Total Return (%)	(4.24)[c]	4.47	11.43	2.52	17.74	(8.14)
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.68[d]	.80	.80	.80	.80	.80
Ratio of net investment income to average net assets	3.50[d]	2.43	3.62	4.37	5.64	5.45
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.26[d]	.14	.13	.04	.20	.22
Portfolio Turnover Rate	1,083.51[c]	1,618.06	1,219.47	683.08	913.52	495.51
Net Assets, end of period ($ x 1,000)	83,206	100,326	101,782	108,579	116,595	121,298

[a] *As required, effective January 1, 2001, the fund has adopted the provisions of AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.10, increase net realized and unrealized gain (loss) on investments per share by $.10 and decreased the ratio of net investment income to average net assets from 5.08% to 4.37%. Per share data and ratios/supplement data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

[d] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus U.S. Treasury Long Term Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to seek to maximize total return , consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation, (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures and options) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and asked prices.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the fund receives net earnings credits based on available cash balances left on deposit and includes such credits in interest income.

The fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the fund's Statement of Investments. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $5,461,249 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $4,962,645 of the carryover expires in fiscal 2007, and $498,604 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2003 was as follows: ordinary income $4,101,146. The tax character of current year distributions, if any, will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing. During the period ended June 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from January 1, 2004 through January 31, 2004 to reduce the management fee paid by the fund, to the extent that, if the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of .80 of 1% of the value of the fund's average daily net assets. The Manager has undertaken from February 1, 2004 through June 30, 2004 to reduce the management fee paid by the fund to the extent that if the fund's aggregate expenses (as described above) exceed an annual rate of .65 of 1% of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $118,862 during the period ended June 30, 2004.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor, an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended June 30, 2004, the fund was charged $41,110 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2004, the fund was charged $7,894 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement to provide custodial services for the portfolio. During the period ended June 30, 2004, the fund was charged $6,811 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $41,070, shareholder services plan fees $7,000, custodian fees $3,710 and transfer agency per account fees $5,200, which are offset against an expense reimbursement currently in effect in the amount of $26,891.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds as shown in the portfolio's Statement of Investments. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended June 30, 2004, amounted to $991,060,108 and $1,019,924,034, respectively.

The fund may purchase and write (sell) call/put options in order to gain exposure to or protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates. At June 30, 2004, there were no written call options outstanding.

As writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates. At June 30, 2004, there were no written put options outstanding.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at June 30, 2004, are set forth in the Statement of Financial Futures.

At June 30, 2004, accumulated net unrealized depreciation on investments was $412,579 consisting of $1,037,681 gross unrealized appreciation and $1,450,260 gross unrealized depreciation.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Information can be viewed online or downloaded from:

http://www.dreyfus.com

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus U.S. Treasury Long Term Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

0073SA0604